UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                     Whitby Cogeneration Limited Partnership
                     ---------------------------------------
                        (Name of foreign utility company)

                     Calpine Canada Investments Corporation
                     --------------------------------------
    (Name of filing company, if filed on behalf of a foreign utility company)

     The Commission is requested to mail copies of all communications relating to this Notification to:

Toby Austin                                         James B. Vasile
Managing Counsel                                    Davis Wright Tremaine LLP
Calpine Canada Investments Corporation              1500 K Street, NW, Suite 450
Suite 1000, 350 - 7th Avenue SW                     Washington, DC  20005
Calgary, AB T2P 3N9 Canada                          202.508.6662
403.781.6205

     Calpine Canada Investments Corporation ("Calpine"), a Canadian corporation, hereby notifies the Securities and Exchange Commission that Whitby Cogeneration Limited Partnership ("WCLP") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act, as amended ("Act").


Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

                  Whitby Cogeneration Limited Partnership
                  1550 Wentworth Street West
                  Whitby, Ontario, L1N 7C1

     On May 8, 2001, Calpine executed a letter of intent with Westcoast Energy Inc. ("WEI") to purchase all of the shares of 1071931 Ontario Inc., a wholly owned subsidiary of WEI, which holds WEI's 50% interest in the limited partnership units of WCLP and its general partner, 1066917 Ontario Inc. WCLP owns the Whitby Cogeneration Project, a 50 megawatt ("MW") natural gas-fired cogeneration facility located next to Atlantic Packaging Products Ltd.'s paper mill at Whitby, Ontario, Canada. The Whitby Cogeneration Project commenced operations in 1998. Electric power is sold to Ontario Energy Financial
Corporation and steam is sold to Atlantic Packaging Products Ltd. The transaction was consummated on September 20, 2001.


     Each of Calpine and Atlantic Packaging Products Ltd. owns a 50% voting interest in WCLP.


Item 2.  Domestic   Associate   Public-Utility   Companies  of  WCLP  and  Their
     Relationship to WCLP.

     None.


EXHIBIT A. State Certification

     Not Applicable.


                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                     CALPINE CANADA INVESTMENTS CORPORATION


Date: October 5, 2001                                By: /s/ Toby Austin
                                                         ---------------

                                                         Toby Austin
                                                         Assistant Secretary